5 1 NASD 0001182816 ry5z#auv Director Internet Security Systems,
Inc. 0001053148
58-
2362189 12/31/02 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to Section 16.
Form 4 or
Form 5 obligations may continue. [ ] Form 3 Holdings Reported [ ] Form 4 Transactions
Reported 1. Name and Address of Reporting Person(s) Davoli, Robert 2884 Sand Hill Road
Suite 121 Menlo Park, CA 94025 2. Issuer Name and Ticker or Trading Symbol Internet
Security Systems, Inc. (ISSX) 3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary) 4. Statement for Month/Year 12/02 5. If Amendment,
Date of Original
(Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X]
Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other
(specify below)
BOD member 7.
Individual or Joint/Group Filing (Check Applicable Line) [X] Form
filed by One
Reporting
Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securitites Acquired, Disposed of, or
Beneficially
Owned
(Columns 1,3 and 7 through 11) 1)Title of
Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of
 Security action
of
Underlying of Deri- Derivative Indirect Date Securities vative
Securities D
Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I - Title Shares
End of
Year Non-Qualified Stock Option 05/29/02 Common Stock
10,000
10,000 D Direct (right to buy) (1) Explanation of Responses: (1)
The annual
option grant vests
upon the completion of one year of Board service.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned -
1)Title of Security 2)Trans- 3.Trans- 4.Securities
Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities
Indirect
Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year)
Code Amount
D Price
End of Year I
Table II (PART 1) Derivative Securitites Acquired, Disposed of, or
Beneficially
Owned
(Columns 1 through 6)  1)Title of
Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or
Disposed of
(D)
Derivative Security Code A D Exercisable Expiration
Non-Qualified Stock Option $16.1000 05/29/02 (1) A 10,000 05/29/03
05/28/12
(right to
buy)
SIGNATURE OF REPORTING PERSON /S/ By: Sean Bowen P-O-A For: Robert Davoli DATE 02/10/03